DOR BioPharma, Inc. 850 Bear Tavern Road, Suite 201, Ewing, New Jersey 08628

April 2, 2008

Via EDGAR and Facsimile (202) 772-9217

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn:                      Jeffrey P. Riedler

Re:           DOR BioPharma, Inc.
Registration Statement on Form S-1 (the "Registration Statement")
Initially Filed February 14, 2008
File No. 333-149239

Ladies and Gentlemen:

The undersigned hereby respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the Registration Statement on Form S-1 originally filed by DOR BioPharma, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on February 14, 2008 (File No. 333-149239), as amended, be declared effective as of 4:00 p.m., Eastern Time, on Friday, April 4, 2008, or as soon thereafter as possible.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DOR BioPharma, Inc.

By:  /s/ Christopher J, Schaber
Christopher J. Schaber
President and Chief Executive Officer

cc:           Leslie J. Croland, Esq.